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AB 3/22/06



06005926



SECURITIES
Wasnington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01 / 01 / 05__ AND ENDING __12 / 31 / 05__
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Carreden Group, Incorporated*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 West 44th Street   One Rockefeller Plaza
(No. and Street)

New York   *NY*   *10020*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia E. Doherty   *(212) 332-1300*
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David I Weiss CPA LLC
(Name – if individual, state last, first, middle name)

464 Seventh Ave   *New York*   *NY*   *10018*
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 7 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _FREDERICK L. ERMEL_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GARREDEN GROUP INC_ , as of _DECEMBER 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARIAN L. KARWATT
Comm# DD0246192
Expires 10/28/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

Signature

President

Title

Marian L. Karwatt
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. _EXEMPT_
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. _EXEMPT_
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. _EXEMPT_
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. _N/A_
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

David I. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

———

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2005, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2006
New York, New York

-1-

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 77,729
Accounts Receivable, Net of Allowance for Doubtful Accounts of $9,876	1,144,130
Interest Receivable	256
Warrants Owned, at Market Value	6,150
Property and Equipment, Net of Accumulated Depreciation of $102,927	5,449
Prepaid Expenses	49,526
Security Deposit	15,954
TOTAL ASSETS	**$ 1,299,194**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 922,123
Income Taxes Payable	300
Deferred Income Tax	24,494
TOTAL LIABILITIES	**946,917**

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings (Deficit)	(79,084)
TOTAL STOCKHOLDERS' EQUITY	**352,277**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,299,194**

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Fee Income	$ 4,334,419	
Reimbursed Overhead Expenses	666,375	
TOTAL REVENUES		$ 5,000,794
COST OF REVENUES		
Consulting and Referral Fees	4,138,908	
TOTAL COST OF REVENUES		4,138,908
GROSS PROFIT		861,886
EXPENSES		
Salaries and Wages	133,964	
Payroll Taxes	11,094	
Promotion and Marketing	31,164	
Travel	51,600	
Professional Fees	32,924	
Depreciation Expense	3,264	
Insurance, including Group Hospitalization	135,239	
Office Expense	32,906	
Rent and Utilities	211,437	
Messenger and Delivery	2,002	
Telephone	65,904	
Dues and Subscriptions	12,845	
Automotive Expense	18,418	
Conference Expense	5,110	
Registration and Regulatory Costs	14,384	
Bad Debt Expense	9,876	
Other Expenses	1,149	
TOTAL EXPENSES		773,280
NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		88,606
OTHER INCOME (EXPENSE)		
Interest Income	3,196	
TOTAL OTHER INCOME (EXPENSE)		3,196
NET INCOME BEFORE PROVISION FOR INCOME TAXES		91,802
PROVISION FOR INCOME TAXES		9,830
NET INCOME		$ 81,972

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2005	$ 25,000	$ 406,361	$ 1,523,434	$ 1,954,795
Shareholders' Distributions	--	--	(1,684,490)	(1,684,490)
Net Income	--	--	81,972	81,972
Balances - December 31, 2005	$ 25,000	$ 406,361	$ (79,084)	$ 352,277

See Notes to Financial Statements

-4-

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 81,972
Adjustments to Reconcile Net Income to		
Net Cash Applied to Operating Activities		
Depreciation Expense	$ 3,264	
Provision For Bad Debt Expense	9,876	
Changes in Assets and Liabilities:		
Accounts Receivable	(1,028,379)	
Interest Receivable	72	
Deferred Income Tax	8,905	
Prepaid Expenses	(30,739)	
Security Deposit	(236)	
Accrued Expenses	904,699	
Taxes Payable Other Than Income Taxes	(396)	
Income Taxes Payable	(45,622)	
Total Adjustments		(178,556)
Net Cash Applied to Operating Activities		(96,584)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Warrants	(4,500)	
Net Cash Applied to Investing Activities		(4,500)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholders' Distributions	(1,684,490)	
Net Cash Applied to Financing Activities		(1,684,490)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,785,574)
CASH AND CASH EQUIVALENTS - January 1, 2005		1,863,303
CASH AND CASH EQUIVALENTS - December 31, 2005		$ 77,729

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid During the Year Ended December 31, 2005 for:

Income Taxes	$ 54,075	

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company also represents corporate clients in a broad range of transactions, including exclusive sale, merger and acquisition, structured finance and specialty advisory assignments.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and Cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Basis of Accounting: The Company prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Accounts Receivable: It is the policy of management to review the outstanding accounts receivable, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts. As of December 31, 2005, management has provided for an allowance for doubtful accounts of $9,876.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Warrants Owned: Warrants are valued at quoted market prices with any resulting unrealized gains and losses reflected in the statement of income.

Provision for Income Taxes: For income tax purposes, the stockholder has elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholder.

State and local income taxes are provided based on statutory rates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance with the Financial Accounting Standards Board Statement No. 109, the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

The components of the provision for corporate income taxes for the year ended December 31, 2005 consisted of the following:

	Federal	State	City	Total
Provision for Current Income Taxes	$ --	$ 625	$ 300	$ 925
Provision for Deferred Income Taxes	--	--	8,905	8,905
Total Provision for Income Taxes	$ --	$ 625	$ 9,205	$ 9,830

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to makes estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Office Equipment and Furniture and Fixtures	$ 108,376
Less: Accumulated Depreciation	102,927
Total	$ 5,449

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,000. At December 31, 2005 the Company had net capital of $26,944, which exceeded its requirement of $5,000 by $21,944.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases space under an agreement expiring August 31, 2007 and reflects these payments as rental expense in the periods to which they relate. The aggregate minimum noncanceled commitment for the leased premises over the remaining term is approximately as follows:

Year	Amount
2006	$ 231,434
2007	154,289

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL

STOCKHOLDERS' EQUITY		$ 352,277
DEDUCTIONS AND/OR (CHARGES)		
NONALLOWABLE ASSETS/LIABILITIES		
Accounts Receivable	$ 247,998	
Interest Receivable	256	
Property and Equipment, Net	5,449	
Security Deposit	15,954	
Prepaid Expenses	49,526	
Warrants Owned at Market Value	6,150	
TOTAL DEDUCTIONS AND/OR (CHARGES)		325,333
NET CAPITAL, AS DEFINED		26,944
MINIMUM NET CAPITAL REQUIREMENT, the greater of		
6 2/3% of Qualified Aggregate Indebtedness, or $5000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 21,944

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $300.

See Notes to Financial Statements

David J. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Officers and Directors of Carreden Group, Inc.
February 20, 2006

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2005 and this report does not effect our report thereon dated February 20, 2006. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

To the Officers and Directors of Carreden Group, Inc.
February 20, 2006

This report is intended solely for the information and use of the management of the Company, the SEC, New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2006
New York, New York